Exhibit 19.1

HEALTHLYNKED CORP.

INSIDER TRADING COMPLIANCE PROGRAM

Updated: December 15, 2021

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees and other related individuals of HealthLynked Corp. (the “Company”) and its subsidiaries, the Company has adopted the policies and procedures described in this Memorandum.

I. Adoption of Insider Trading Policy.

The Company has adopted the Insider Trading and Confidentiality Policy Statement attached hereto as Exhibit A (the “Policy”), which prohibits trading based on material, nonpublic information regarding the Company (“Inside Information”). The Policy covers officers, directors and all other employees of, or consultants to, the Company, as well as family members of such persons, and others, in each case where such persons have or may have access to Inside Information. The Policy (and/or a summary thereof) is to be circulated to all current employees and delivered to all new employees and consultants on the commencement of their relationships with the Company.

II. Designation of Certain Persons.

A. Section 16 Individuals. The Company has determined that certain directors and executive officers are subject to the reporting and penalty provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (the “Section 16 Individuals”). The Section 16 Individuals will be determined by the Company from time to time to reflect the election of new executive officers or directors, any change in function of current executive officers and the resignation or departure of current executive officers and directors.

B. Other Restricted Persons. The Company has determined that certain other persons, who have been notified by the Company, together with the Section 16 Individuals, are subject to the Policy in that the Company believes that, in the normal course of their duties, such persons have, or are likely to have, regular access to Inside Information. Under special circumstances, certain other persons may come to have access to Inside Information for a period of time.

III. Appointment of Compliance Officer.

The Company has appointed the Chief Financial Officer of the Company (or his or her successor in office), or such other person reporting to the Chief Financial Officer shall designate and oversee, as the Company’s Insider Trading Compliance Officer.

IV. Duties of Insider Trading Compliance Officer.

The duties of the Insider Trading Compliance Officer shall include, but not be limited to, the following:

A. Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals.

B. Serving as the designated recipient at the Company of copies of reports filed with the SEC by Section 16 Individuals under Section 16 of the Exchange Act.

C. Performing periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Forms 144, Schedules 13D and G, officers’ and directors’ questionnaires, and reports received from the Company’s stock administrator and transfer agent, to review trading activity by officers, directors and others who have, or may have, access to Inside Information.

D. Circulating the Policy (and/or a summary thereof) to all employees, including Section 16 Individuals, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Inside Information.

E. Assisting the Company’s Board of Directors in implementation of the Policy and Sections I and II of this Memorandum.

F. Coordinating with Company counsel regarding compliance activities with respect to Rule 144 sales.

G. Coordinating implementation of trading plans adopted in compliance with Rule 10b5-1 of the Exchange Act, including, approving the form and content of such plans with the advice of legal counsel; provided, however, that the Compliance Officer is not responsible for determining whether such plans are in compliance with Rule 10b5-1.

Exhibit A

HEALTHLYNKED CORP.

INSIDER TRADING AND CONFIDENTIALITY

POLICY STATEMENT

This policy statement sets forth procedures which all personnel of HealthLynked Corp. (the “Company”) at every level must follow arising from the Company’s responsibilities as a public company. The failure to comply with these procedures could result in a serious violation of the securities laws by you and/or the Company.

A. Prohibition Against Trading on Undisclosed Material Information -- “Insider Trading”.

Except as indicated in this policy statement, an insider should not buy or sell securities of the Company while in possession of material nonpublic information about the Company. An “insider” is a person who possesses, or has access to, material information concerning the Company that has not been fully disclosed to the public (see below for definition of “material information”). This policy also applies to immediate families (defined as direct family living in the same household) of such insiders.

Insider trading violations are not limited to trading by the insider alone; it is also illegal to share nonpublic material information with others who then use such information to purchase or sell the Company’s stock. Liability in such cases can extend to the “tipper” -- the insider who told someone nonpublic information -- and the “tippee” -- the person who purchased or sold shares based on this nonpublic information.

Insiders may be subject to criminal prosecution and/or civil liability for trading (which includes both a purchase and sale) in the Company’s stock when they know material information concerning the Company that has not been fully disclosed to the public. Criminal penalties for persons engaged in insider trading can reach $1 million per violation for individuals and a maximum jail sentence of ten years. Civil actions may be brought by private plaintiffs or the Securities and Exchange Commission (“SEC”). The SEC is now authorized to seek penalties in such actions of up to three times the profit made or losses avoided by the violator. In addition to the potential criminal and civil liabilities mentioned above, in certain circumstances, the Company may be able to recover all profits made by an insider from trades in the Company’s stock and collect other damages.

Insider trading can cause a substantial loss of confidence in the Company and its stock on the part of the investing public and the securities markets. This could obviously have an adverse impact on the Company, the Company’s stock price and its stockholders.

Employees of the Company who violate this policy statement shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

This policy statement and the guidelines described herein also apply to material nonpublic information relating to other companies, including the Company’s vendors and suppliers (“business partners”), when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All officers, directors, employees, consultants and contractors should treat material nonpublic information about the Company’s business partners with the same care required with respect to information related directly to the Company.

B. Definition of Material Information. The U.S. Supreme Court has classified information as material if a reasonable investor would consider it as significantly altering the total mix of information available for making an investment decision regarding the purchase or sale of a company’s securities. In Regulation FD, the SEC has given some examples of events which may be material depending on the circumstances, including:

●	Financial results and projections of future earnings or losses;

●	Execution or termination of material contracts;

●	Mergers, acquisitions, tender offers, joint ventures, or changes in assets;

●	Significant new products, or developments regarding customers or vendors;

●	Significant pricing changes;

●	New equity or debt offerings;

●	Significant litigation exposure due to actual or threatened litigation; or

●	changes in control or in senior management.

We emphasize that this list is merely illustrative of the type of information that may be material and is not an exhaustive list. By including this list, we do not mean to imply that each of these items is per se material. The information and events on this list still require determinations as to their materiality (although some determinations will be reached more easily than others). It is difficult to describe exhaustively what constitutes “material information,” but you should assume that any information, positive or negative, which might be of significance to an investor in determining whether to purchase, sell or hold our stock would be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision.

Nonpublic information is information that has not been widely disseminated to the public (for example, through major newswire services, national news services and financial news services) and is otherwise not available to the general public.

C. Trading Guidelines. In order to ensure that all Company personnel comply with insider trading policies, the Company has established these insider trading guidelines.

1. Trading Windows. The risks and uncertainties inherent in insider trading are such that the Company has established “trading windows” when trading in the Company’s securities is not generally prohibited. Please note that “trading” includes not only open market purchases and sales but also sales of stock purchased upon the exercise of options granted under the Company’s equity incentive and other plans and so-called “derivatives transactions,” as detailed below. Such investment transactions should be made with extreme caution and with recognition of the legal prohibitions against the use by corporate insiders of material nonpublic information for their own use:

(i) Black-out Periods. The Company has determined that directors, executive officers, their respective affiliates and other individuals designated by the Company from time to time will not be permitted to trade in the Company’s securities between the first day of the calendar month following each quarter and the close of market on the second trading day following the date of public disclosure of the financial results for the prior quarter (the “Insider Black-out Period”). For calendar year 2022, such blackout periods are projected to be: January 1 to May 18, July 1 to August 19, and October 1 to November 16.

Again, you may not trade at any time if you have knowledge of material information about the Company that has not been made widely available to the investing public. After any material information has been released, you should refrain from trading until sufficient time has passed to insure that the information has been widely distributed to the investing public. In most cases, it is recommended that you refrain from trading for two full business days after release by the Company of the information. However, if circumstances warrant, it may be advisable to wait longer. If you have any question as to whether it is appropriate to trade in a given circumstance, contact the Company’s Insider Trading Compliance Officer prior to trading.

(ii) Limited Trading Periods. From time to time material nonpublic information regarding the Company may be pending. While such information is pending, the Company may impose a special “black-out” period during which the same prohibitions and recommendations shall apply. Therefore, you may not trade, without prior permission from the Insider Trading Compliance Officer, during any period that the Company has designated as a “limited trading period,” whether or not you possess any material inside information about the Company (such a period might be imposed, for example, during a public offering of the Company’s securities).

(iii) Trading Windows. Subject to the general restrictions on insider trading under this Policy, as noted below, directors, officers or other designated individuals generally may trade during the period commencing on the third business day following release to the public of financial results for that previous quarter or fiscal year until the last day of the third calendar month of the current quarter.

Caution must still be exercised, however. Trading in the Company’s securities during the trading windows should not be considered a “safe harbor,” and all directors, officers and employees should use good judgment at all times. While the exact timing will vary from year to year, quarterly earnings releases will usually be issued to the public approximately five weeks after the end of each quarter, and annual results will be published approximately twelve weeks after our December 31 fiscal year end. Check with the Insider Trading Compliance Officer for the exact timing of dissemination of such information.

(iv) Mandatory Preclearance. The Company has determined that all persons subject to the Insider Black-out Period must refrain from trading in the Company’s securities, even during the trading windows, without first complying with the Company’s mandatory “pre-clearance” process. Each employee, director and consultant of the Company, along with his or her family members and affiliates, is subject to the Insider Black-out Period and mandatory pre-clearance of securities trades. The Insider Trading Compliance Officer is responsible for notifying everybody on this list that he or she is subject to these restrictions. If you have any doubt as to whether these special restrictions apply to you, you should contact the Insider Trading Compliance Officer. All designated individuals subject to the Insider Black-out Period should contact the Company’s Insider Trading Compliance Officer prior to commencing any trade in the Company’s securities. The Insider Trading Compliance Officer will consult as necessary with senior management of and/or counsel to the Company before clearing any proposed trade.

2. “Derivatives Transactions” -- Additional Trading Restrictions. The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in short-term or speculative transactions in the Company’s securities. Therefore, it is the Company’s policy that directors, officers and other employees may not engage in any of the following transactions:

(i) Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. Moreover, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended, generally prohibits executive officers and directors from engaging in short sales of securities that you do not already own.

(ii) Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore can create the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

(iii) Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company’s other stockholders. Therefore, directors and employees are prohibited from engaging in any such transactions.

(iv) Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged or hypothecated as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Insider Trading Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

3. Exceptions.

(i) Stock Option Exercise. For purposes of this policy statement the Company considers the exercise of stock options under the Company’s stock option plan (but not the sale of any shares issued upon such exercise or purchase) to be exempt from this policy statement, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. In addition, the Company considers that bona fide gifts of the securities of the Company are exempt from this policy statement.

(ii) Employee Stock Purchase Plan (ESPP). The Company has determined that this policy statement will not apply to purchases of Company stock through the employee stock purchase plan (ESPP) by means of a periodic contribution or lump-sum contribution of money to the plan pursuant to an election made at the time of enrollment in the ESPP.

(iii) Trading Pursuant to Safe Harbor Insider Trading Plans. A transaction made pursuant to a plan in compliance with SEC Rule 10b5-1(c) provides an affirmative defense to insider trading liability by providing that a purchase or sale of securities pursuant to such plan is not “on the basis of” material nonpublic information even where the individual or entity making the purchase or sale is demonstrated to have possessed such information at the time of the purchase or sale. Provided the plan is established properly and in accordance with this Policy, trades made pursuant to a trading plan that complies with Rule 10b5-1 and the limitations identified in this section C.3.(iii) (an “Approved Rule 10b5-1 Trading Plan”) may occur during a “black-out” period and/or while the employee is otherwise in possession of material nonpublic information; provided, however, that no trades may occur even under an Approved Rule 10b5-1 Trading Plan during the Insider Black-out Period. Approved Rule 10b5-1 Trading Plans shall be filed with the Company’s Insider Trading Compliance Officer with an executed certificate stating that the trading plan is a bona fide trading plan that complies with Rule 10b5-1 and the limitations identified in this section C.3.(iii). The designated individuals subject to the Insider Black-out Period shall submit their trading plans to the Insider Trading Compliance Officer for pre-clearance prior to adoption. The Company’s Insider Trading Compliance Officer shall have the sole discretion to clear such trading plans. All Approved Rule 10b5-1 Trading Plans will be reported to the Company’s Board of Directors on at least a quarterly basis.

(iv) Cancellation of Shares in Settlement of Withholding Tax Obligations. If pursuant to the terms of the plan or award under which stock options, stock purchase rights or restricted stock units have been granted authorize the Company to withhold and cancel shares issuable upon the exercise or vesting of the award solely to satisfy an employee-recipient’s liability for federal, state and other income and payroll tax withholding obligations and a proper written irrevocable election authorizing such withholding and cancellation has been delivered to the Company by the employee recipient in accordance with the applicable provisions of the plan or award and the procedures established by the Company for this purpose, the issuance of the “net” number of shares by the Company to the employee-recipient shall be a permitted transaction during the black-out period under this policy statement and the withholding and cancellation of shares for this purpose shall constitute an exception to this policy statement.

(v) Certain Transactions with the Company. Because transactions with the Company are within its discretion and ability to monitor compliance with insider trading rules, in general, acquisitions of the Company’s securities from the Company, and dispositions of the Company’s securities to the Company, are excepted from this policy. This exception is limited to transactions that could be exempt under SEC Rule 16b-3(d) and (e) if the transaction had involved a Section 16 Individual, without regard to the board of director and shareholder approval requirements of the rule. This exception will not prevent the Company from determining in any situation that it will not allow a transaction involving an acquisition of securities from, or disposition of securities to, the Company.

Each individual adopting the trading plan is solely responsible for compliance with Rule 10b5-1 and ensuring that the trading plan meets the other conditions set forth above. The Company may, in the sole discretion of the Insider Trading Compliance Officer, upon the advice of counsel, determine that any proposed Rule 10b5-1 trading plan is inconsistent with the Company’s policies and is not an approved Rule 10b5-1 trading plan that is exempt from the Trading Window and pre-clearance requirements set forth above. The Company strongly recommends that a person seeking to adopt a trading plan consult an attorney prior to the adoption of a trading plan.

D. Confidentiality. Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company or its business partners, whether or not for the purpose of facilitating trading in the stock. Company personnel should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties. If you are aware of material information relating to the Company or its business partners that has not been made available to the public via a press release or other public disclosure for at least two full days, you are prohibited by law as well as by Company policy from trading in the Company’s stock or directly or indirectly disclosing such information to any other persons so that they may trade in the Company’s stock (see above). Material information would include the fact that a “limited trading period” (i.e., a special “blackout” period) has been designated as such under this Policy.

This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. This includes, among other things, questions on any of the following matters:

●	overall business trends;

●	developments related to the HealthLynked Network;

●	pricing;

●	costs;

●	customer data; and

●	market penetration.

It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. If you receive any inquiries of this nature, please decline to comment and refer the matter to the Company’s Chief Financial Officer.

It is worth emphasizing that this prohibition applies to any disclosure of Company and third party confidential information on the Internet and more specifically in forums (chat rooms) where companies and their prospects are discussed, such as Yahoo! Finance, Facebook and Twitter and expert network sites. Although there are often inaccuracies in the information posted in these forums, you should never respond to any posts as you may inadvertently disclose material non-public information or otherwise create significant legal and financial risk to the Company. Any unauthorized posts on the internet concerning the Company are therefore strictly prohibited, without exception.

E. Conclusion. In order to ensure that all Company personnel comply with insider trading policies, the Company has established the formal insider trading guidelines set forth in this policy statement. If you have any questions as to whether it would be appropriate for you to purchase or sell stock of the Company, or if you are uncertain as to any of your responsibilities or obligations under the above guidelines, you should immediately consult with the Insider Trading Compliance Officer for clarification prior to buying or selling any stock or making any statement. Attempting to resolve uncertainties on your own could result in serious legal and financial difficulties for you and for the Company. Failure to observe these guidelines may result in serious consequences, including the termination of your employment with the Company.

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